October 17, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA Y
Flexible Premium Variable Annuity—J
File Nos. 333-131987/811-21858

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA Y of Transamerica Life Insurance Company (“Transamerica” or “we”).1 For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

1.	General

(a) Please clarify supplementally if there are any guarantees or support agreements with third parties to support any of the company’s guarantees under the policies or whether the company will be primarily responsible for paying out these guarantees.

Response:	The Company has not entered into any guarantee arrangements or support agreements with third parties relating to the policies and will be primarily responsible for paying out on any guarantees associated with the Policy.

(b) Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

[1]	You shared your comments with my colleague, Alaina Conrad, on September 26, 2008.

Response:	We understand this comment to be a direction to use the product marketing name, Transamerica Axiom, as the EDGAR class identifier associated with the contract. We have updated the data on the EDGAR system accordingly.

(c) Please confirm supplementally that the Retirement Income Choice with Double Withdrawal Base Benefit Rider is being added to the prospectus as an additional optional benefit under the contract and does not replace the Retirement Income Choice Rider.

Response:	The Retirement Income Choice with Double Withdrawal Base Benefit Rider is being added to the prospectus and does not replace the Retirement Income Choice Rider.

(d) Please include a table or chart summarizing the key features of the various GLWBs offered under the contract, specifically the Retirement Income Choice Rider and the Retirement Income Choice with Double Withdrawal Base Benefit Rider.

Response:	In response to your general comments on the riders offering guaranteed lifetime withdrawal benefits, we propose to insert a cross reference immediately before the disclosure describing the “Retirement Income Choice with Double Withdrawal Base Benefit Rider.” The cross reference will direct the reader to an appendix with a chart summarizing the riders.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider

Benefit:

•     Provides:

(1) Guaranteed Minimum Accumulation Benefit (“GMAB”)—Ten years after you elect the rider (“guaranteed future value date”), your policy value will equal your guaranteed future value (calculated as described below). After that date, the guaranteed future value equals zero.

Benefit:

•     Provides:

(1) Guaranteed Lifetime Withdrawal benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select—if you invest in certain designated investment choices.

Benefit:

•     Provides:

(1) Guaranteed Lifetime Withdrawal benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select—if you invest in certain designated investment choices.

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider

(2) Guaranteed Minimum Withdrawal Benefit (“GMWB”)—a maximum annual withdrawal amount (calculated as described below) regardless of your policy value; we account for withdrawals you take under the rider by applying two different withdrawal guarantees, “principal back,” for withdrawals of up to 7% of your total withdrawal base, or “for life,” for withdrawals up to 5% of your total withdrawal base.

•     Upgrades:

(1) Before the annuitant’s 86th birthday, you can upgrade the total withdrawal base (for GMWB) and the guaranteed future value (for GMAB) by sending us written notice.

(2) If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (0.05% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

•     Upgrades:

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (lower if required by state law).

•     Additional Options:

(1) Death Benefit Option—You may add an amount to the death benefit payable under the base policy.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (0.05% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

(4) Double Withdrawal Base Benefit—If you have not taken any withdrawals by the later of (A) during the first 10 rider years or (B) before the rider anniversary following the annuitant’s (or, the annuitant’s spouse, if younger and the joint life option is elected) attaining age 67, the withdrawal base on that rider anniversary will be the greater of (i) the withdrawal base as calculated under the rider or (ii) twice the sum of the withdrawal base on the rider date and any premiums received within 90 days of the rider date.

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

•     Upgrades:

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

•     Additional Options:

(1) Death Benefit Option—You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

Availability: • 0 - 80 (unless state law requires a lower maximum issue age); • You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.	Availability: • Younger than age 86 (unless state law requires a lower maximum issue age); • You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.	Availability: • Younger than age 86 (unless state law requires a lower maximum issue age); • You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.
Charge: 0.60% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.

Charges:

(1) for Base Benefit only—0.60% (single life) or 0.90% (joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Charges:

(1) for Base Benefit only—0.75% (single life and joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider

Investment Restrictions:

•     Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

	Investment Restrictions: • You must allocate 100% of your policy value to one or more investment options that we designate.	Investment Restrictions: • You must allocate 100% of your policy value to one or more investment options that we designate.

2.	Annuity Policy Fee Table and Expense Examples

(a) The instruction at the beginning of the fee table notes that the insert amends and to the extent inconsistent replaces the fee table and examples in the prospectus. This instruction is confusing since it is unclear what inserts are intended to replace or be added to this disclosure in the underlying prospectus. For clarity please state explicitly which sections are to be added.

Response:	The full fee table in the supplement replaces the “Annuity Policy Fee Table and Expense Examples” in the May 1, 2008 prospectus. Accordingly, we have revised the instruction that immediately precedes the new “Annuity Policy Fee Table and Expense Examples” to provide as follows: The following hereby replaces the corresponding ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES in the prospectus.

(b)(1) The fee table insert in the supplement on page 2 states that the charge for the Retirement Income Choice Rider and for the Retirement Income Choice with Double Withdrawal Base Benefit Rider is a percentage of the withdrawal base and then clarifies the withdrawal base in the endnotes. Please use capitalized words for the phrase in the fee table to clearly denote the phrase as a defined term.

Response:

As you have requested, in the fee table, we will present the term “withdrawal base” with initial capital letters. We note, however, that although we have presented the names of charges as line items in the fee table using initial capital letters, the general convention used in presenting defined terms in the supplement is not to use initial capital letters. Therefore, capitalizing the term “withdrawal base” and not all other defined terms when used throughout the prospectus, makes for inconsistent presentation.

(b)(2) In addition, the underlying prospectus does not appear to list the basis of the optional rider charges. Please restate the table to: clearly state the basis for the rider charges; make sure that any listed endnotes clarify defined terms used in the fee table; and list the terms presented in alphabetical order.

Response:	The fee table line item for each of the optional rider charges now indicates, in a parenthetical, the basis for the charge. More specifically, the charges for the Additional Death Distribution Rider and the Additional Death Distribution+ Rider are annual charges based on policy value. The Living Benefits Rider charge is an annual charge that is a percentage of the total withdrawal base (which is used to determine the maximum annual withdrawal amount under the rider), and the charges for the base benefit of, and the additional optional benefits under, both the Retirement Income Choice Rider and the Retirement Income Choice with Double Withdrawal Base Benefit Rider are each an annual charge that is a percentage of the withdrawal base (which is used to determine the rider withdrawal amount under the rider).

The endnotes are intended as notes of reference that not only explain terms used in the fee table, but also describe the operation of policy features and benefits. In other words, the endnotes provide more than a glossary of terms. We respectfully submit that it is more “user friendly” to present the endnotes in the order in which the described terms appear in the table, rather than in alphabetical order as one would organize a glossary of terms. For this reason, we respectfully decline to revise the order of the endnotes as requested.

(b)(3) Further, please change the order of presentation of current and maximum charges so that the maximum charge is listed first.

Response:

General Instruction 5 to Item 3 of Form N-4 permits a registrant to disclose the current charge as well as the maximum charge as long as the disclosure of the current charge “is no more prominent than, and does not obscure or impede the understanding of, the disclosure of the maximum charge.” We respectfully submit that the presentation of “current” and “maximum” charges for the Retirement Income Choice Rider with the highest combination of optional benefits, and for the Retirement Income Choice with Double Withdrawal Base Benefit Rider with the highest combination of optional benefits, in the fee table is consistent with the requirements of Form N-4 and need not be reordered.

(c) Please include the paragraph used to introduce the fee table and revise the disclosure to point the investor to use the endnotes.

Response:	In response to this comment, we have inserted the following paragraph directly under the heading “Annuity Policy Fee Table and Expense Examples”:

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee table and the expense examples.

(d) Please confirm that the registrant will resolve the staff’s concerns regarding the “tombstoned” format of the fee table by distinguishing totals by the use of italics and underlining.

Response:	In response to this comment, we have distinguished the “Totals” by presenting those figures in italics and by underlining them.

(e) Fund Facilitation Fee – Please include the name of the funds to which this fee applies in the appropriate endnote following the fee table.

Response:	In response to this comment, we have revised the endnote concerning the Fund Facilitation Fee to provide as follows:

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the AllianceBernstein Balanced Wealth Strategy Portfolio (0.20%) and the Franklin Templeton VIP Founding Funds Allocation Fund (0.15%). See section “5. Expenses.”

(f) Retirement Income Choice with Double Withdrawal Base Benefit Rider – Please revise the disclosure of fees for this benefit to reflect separately the charges for the single life benefit and the joint life benefit. For example, currently, the fee for the rider base benefit appears to note only the fee for the single life benefit. Please also disclose the fee for the joint life benefit. In addition, currently the fees for the additional benefits under the rider appear as ranges, without noting what those ranges stand for. Only later in the section describing fees for the rider base benefit and additional option fees does the reader learn why there are ranges for these expenses. Please make this clearer in the fee table.

Response:	The same fee applies for the single life option and the joint life option of the base benefit of the Retirement Income Choice with Double Withdrawal Base Rider. However, the charges for the additional optional benefits under the rider differ for the single life and joint life options. We have revised the fee table to present charges—for the base benefit and additional optional benefits under the rider—under the single life and the joint life options of the Retirement Income Choice with Double Withdrawal Base Rider separately to more clearly delineate the different fees for additional optional benefits under the single life and the joint life options under the rider.

(g) Please clarify how the current total Retirement Income Choice with Double Withdrawal Base Benefit Rider with total highest combination of benefits and the maximum combination of benefits are calculated. Please revise the example to make clearer which Retirement Income Choice Rider is being used.

Response:	We have expanded the fee table presentation to delineate the charges for the base benefit and any additional optional benefits under the single life and joint life options for both the Retirement Income Choice Rider and the Retirement Income Choice with Double Withdrawal Base Benefit Rider. We believe that this expanded presentation clarifies how the “current” and “maximum” total fees for each of these riders is calculated.

In addition, we have revised the disclosure that precedes the “Expense Examples” to clarify that the “combination of available optional features or riders with the highest fees and expenses” includes the Retirement Income Choice Rider—Joint Life with Additional Death Benefit and Income Enhancement.

(h) Please also confirm that the example reflects use of the maximum fees on the table.

Response:	The “Expense Examples” reflect the application of the maximum levels of the fees and expenses presented in the fee table.

3.	Fund Facilitation Fee - Please clarify supplementally why a fund facilitation fee is being charged. The prospectus notes that the registrant is charging the fee.

What portion of the fee is being passed onto the funds and are those payments required by the funds to invest?

Response:	Transamerica assesses this charge to facilitate the offering of the AllianceBernstein Balanced Wealth Strategy Portfolio and the Franklin Templeton VIP Founding Funds Allocation Fund as investment options under the contract. No portion of the fee is being passed on to the funds.

4.	Retirement Income Choice with Double Withdrawal Base Benefit Rider

(a) The prospectus notes that there is an additional fee for each option available under the rider and the joint life is listed as one of those options. Please revise the prospectus to disclose the charge on the joint life option and make conforming changes where appropriate to make the single life and joint life options.

Response:	The disclosure has been revised to clarify that if a policy owner elects the optional death benefit or the optional income enhancement feature under the rider, then we will assess fees for those options that are in addition to the fee for the rider base benefit. The disclosure also has been expanded to explain how the operation of the rider and the fees for any optional benefits under the rider may differ if the joint life option is elected. As noted above, the same fee applies for the single life option and the joint life option of the base benefit of the rider. The disclosure now provides:

There is an additional fee if you elect the Death Benefit and/or the Income Enhancement Benefit option(s) under the rider. If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower. Furthermore, if you elect the Joint Life option in combination with the Death Benefit and/or the Income Enhancement Benefit option(s), then the fee for each of those additional options will be different than under the single life option. See “Retirement Income Choice with Double Withdrawal Base Benefit Rider and Additional Option Fees”.

(b) Please include a brief statement highlighting the differences between the Retirement Income Choice with Double Withdrawal Base Benefit Rider and the Retirement Income Choice Rider.

Response:	The differences between the Retirement Income Choice Rider and the Retirement Income Choice with Double Withdrawal Base Benefit Rider are highlighted in the chart provided in response to Comment 1(d) above.

(c) The prospectus supplement provides examples on page 5 describing the withdrawal base for a given level of premiums and demonstrating the effect of an excess withdrawal, but makes no reference to the method used to calculate those amounts. Please move either the examples or the description of the methodology used to provide the examples so that the examples follow the methodology of the examples. (In other words, please provide either the formula or the equation for $100,000 compounded over 5 years to make clear how $127,628 is calculated.)

Response:

In response to this comment, we have inserted the equation, ($100,000 x 1.055), into the example (in the second paragraph under the heading “Retirement Income Choice with Double Withdrawal Base Benefit – Base Benefit”) to clarify how the figure $127,628 is determined.

(d) First bullet point on page 5 - The supplement notes that an investor cannot choose both this rider and the Double Enhanced Death Benefit Rider, please note this fact in a footnote to the fee table.

Response:	Including information about the operation of a rider in the fee table introduces a level of detail that is not descriptive of the fee for the Retirement Income Choice with Double Withdrawal Base Benefit Rider. We respectfully submit that such additional information would lengthen the disclosure with information that is not critical to the understanding of the fee, and detracts from a clear and succinct presentation (in the fee table) of fees and expenses under the policies. For these reasons, we respectfully submit that information about the operation of a rider is best presented in the section of the prospectus that provides a detailed description of the rider, and have not incorporated the requested additional footnote disclosure.

(e) Automatic Step-Up - Please disclose that while the rider fee percentage may increase at the time of an automatic step-up, it will not be any greater than the maximum rider fee percentage in the fee table.

Response:	In response to this comment, we have added the following disclosure to the section of the supplement describing the automatic step-up: The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

(f) Double Withdrawal Base Benefit (pg. 8) - Please include a cross-reference to the example illustrating the calculations of the Double Withdrawal Base Benefit.

Response:	In response to this comment, we have added to this section of the supplement a cross reference to Example 5 (no excess withdrawals) and Example 6 (excess withdrawals) in the Appendix to the supplement.

(g) Manual Upgrades (pg. 9) – Please include a brief description of the reasons why a contract owner may choose to exercise a manual upgrade in light of the available automatic step-ups.

Response:	When a policy owner elects a manual upgrade of the withdrawal base under the Retirement Income Choice with Double Withdrawal Base Benefit Rider, his/her current rider terminates and a new rider is issued with a new rider date, its own rider fee percentage and growth rate; a new rider withdrawal amount and, if elected, an optional rider death benefit, will be calculated for the new rider. A policy owner may elect to request a manual upgrade to change or elect an option to the base benefit—i.e., joint life option, death benefit option, income enhancement option—or to secure a more favorable rider fee percentage and/or growth rate than is available under the rider in effect before the manual upgrade. For example, a policy owner could elect a manual upgrade if s/he wished to (i) add one or more options to the base benefit, and/or (ii) take advantage of a lower rider fee percentage or a higher growth rate that would be available under the new rider issued after the manual upgrade (as compared to the percentages and growth rate available under the rider in effect before the manual upgrade).

We have revised the disclosure under the subheading “Manual Upgrades” to reflect the changes in rider fees and features that a policy owner may wish to make in requesting a manual upgrade of the withdrawal base under the Retirement Income Choice with Double Withdrawal Base Benefit Rider. More specifically, the disclosure now provides that:

If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, its own rider fee percentage, and growth rate (which may be higher or lower than your current rider fee percentage and growth rate); and any options you elect to change or add to the rider base benefit.

(h) General – Please clarify the extent to which excess withdrawals mandated by minimum distribution requirements affect benefits under the rider.

Response:	We added disclosure under the subheading “Rider Withdrawal Amount — For qualified policies” to clarify that the excess of any minimum required distribution (determined as prescribed in the supplement) over the rider withdrawal amount (determined as set forth in the supplement) will not be treated as an excess withdrawal under the rider.

* * * * *

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division Transamerica Life Insurance Company

cc:    Frederick R. Bellamy